Exhibit 99.1

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

GDS Holdings Limited** (the “Company”) is controlled through weighted voting rights. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting right, or WVR, structure. Particularly, the WVR beneficiary, whose interests may not necessarily be aligned with those of our shareholders as a whole, will be in a position to exert significant influence over the outcome of shareholders’ resolutions, irrespective of how other shareholders vote. Our American depositary shares, each representing eight of our Class A ordinary shares, are listed on the Nasdaq Global Market in the United States under the symbol GDS.

GDS Holdings Limited

萬國數據控股有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability under the name GDS Holdings Limited and carrying on business in Hong Kong as GDS WanGuo Holdings Limited)

(Stock Code: 9698)

CLARIFICATION ANNOUNCEMENT
MADE PURSUANT TO RULE 13.10 OF THE LISTING RULES

This announcement is made by GDS Holdings Limited (the “Company”, and together with its subsidiaries, the “Group”) at the request of The Stock Exchange of Hong Kong Limited pursuant to Rule 13.10 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”).

The Company has noted media reports on the speculations that DayOne Data Centers Limited (“DayOne”, formerly known as DigitalLand Holdings Limited or GDS International) is considering an initial public offering.

The Company refers to its announcement on December 9, 2024 in relation to DayOne’s issuance of the Series B convertible preferred shares (the “Series B Issuance”). The Series B Issuance was closed on December 31, 2024. After giving effect to the closing of the Series B Issuance and on an as-converted basis, the Company owned approximately 35.6% of the equity interest of DayOne in the form of ordinary shares, as at the date of this announcement. To the best of the Company’s knowledge and as at the date of this announcement, DayOne had no concrete or definitive plan on an initial public offering.

The Company would like to remind shareholders and investors that information not published by the Company may not represent the actual state of the Company and the Company is not responsible for the accuracy and/or completeness of such information. Shareholders and investors should not rely on information that is not published by the Company when making investment decisions, and in particular, should not refer to media reports and market speculation. Investors should only refer to announcements and other publications made by the Company.

Shareholders and potential investors of the Company should exercise caution when dealing in the securities of the Company, and if they are in any doubt about their position, they should consult their professional adviser(s).

By order of the Board
GDS Holdings Limited **
Mr. William Wei Huang
Chairman and Chief Executive Officer

Hong Kong, February 12, 2025

As at the date of this announcement, the board of directors of the Company comprises Mr. William Wei Huang as the chairman, Mr. Sio Tat Hiang as the vice-chairman, Mr. Satoshi Okada, Mr. Bruno Lopez, Mr. Gary J. Wojtaszek and Mr. Liu Chee Ming as directors, and Mr. Lim Ah Doo, Ms. Bin Yu, Mr. Zulkifli Baharudin, Mr. Chang Sun and Ms. Judy Qing Ye as independent directors.

* For identification purposes only

** Incorporated in the Cayman Islands with limited liability under the name GDS Holdings Limited and carrying on business in Hong Kong as GDS WanGuo Holdings Limited